EXHIBITS:

EXHIBIT	DESCRIPTION	PAGES
A	NewShow Media, Inc. Articles of Incorporation	Previously Submitted
B	NewShow Media, Inc. Organizational Board Consent	Previously Submitted
C	NewShow Media, Inc. Restricted Share Issue / Mr. Dean Zanetos	Previously Submitted
D	NewShow Media, Inc. Restricted Share Issue / Mr. Sidney Kassouf	Previously Submitted
E	Broadcast 3DTV, Inc. Consent to Merge	Previously Submitted
F	Broadcast 3DTV, Inc. Certificate of Ownership	Previously Submitted
G	NewShow Media, Inc. Consent to Merge	Previously Submitted
H	Broadcast 3DTV, Inc. Merger Plan and Organization	Previously Submitted
I	Broadcast 3DTV, Inc. Patent Information	Previously Submitted
J	Broadcast 3DTV, Inc. Legal Opinion	Included
K	Broadcast 3DTV, Inc. Investor Subscription Agreement	Previously Submitted
L	New York State Registration	Included

PDF Copies of all Exhibits available upon Request to Broadcast 3DTV, Inc.: